News Release

May 29, 2000

Annual General Meeting of the Members of ICICI Bank Limited (IBN)

The Sixth Annual General Meeting (AGM) of the Members of the ICICI Bank Limited was held on Monday, May 29, 2000 at Vadodara, India. The Members approved all the business items as enumerated in the Notice convening the Meeting. The Members adopted the audited Profit and Loss Account for the financial year ended March 31, 2000, the Balance Sheet and the Cash Flow Statement as at March 31, 2000 together with Reports of the Board of Directors and the Statutory Auditors thereon.

A dividend of Rs. 1.50 per equity share (15 per cent) has been declared on 16,50,00,700 equity shares of the Bank for the financial year ended March 31, 2000. Further, the underlying 3,18,18,180 equity shares allotted on March 31, 2000 pursuant to issue of 1,59,09,090 American Depositary Shares are not entitled for any dividend for the year ended March 31, 2000 in terms of the issue prospectus.

Shri R. Rajamani and Shri Somesh R. Sathe were re-appointed directors.

M/s. S. B. Billimoria and Company, Chartered Accountants, were re-appointed the Statutory Auditors for the Bank for the year 2000-20001.

     For further queries, contact:

     Shri P. H. Ravikumar - (91)-22-653 8413 or 653 8433
     Shri G. Venkatakrishnan - (91)-22-653 8516 or 653 8529
     Shri Mohan N. Shenoi - (91)-22-653 8418 or 653 8487

     For investors' queries, contact:
     Shri Bhashyam Seshan
          Phone: (91)-22-653 8420 or 653 7560
          e-mail: bhashyams@icicibank.com

--------------------------------------------------------------------------------

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'aim', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate', 'estimate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue', and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our or ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technology implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the report filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.